Filed pursuant to Rule 433

Registration Statement No. 333-142116

September 14, 2010

Relating to Preliminary Prospectus Supplement

dated September 14, 2010

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	5.625% Global Bonds due 2041

Ratings*	Baa3/BBB-/BBB- (Positive / Stable /Positive)

Distribution	SEC Registered

Amount Issued	US$500,000,000 (brings total size to US$1,775,000,000); Brazil reserves the right to increase the aggregate principal amount of the global bonds being offered by up to US$50,000,000 or 10%, during Asian market hours on September 15, 2010

Gross Proceeds	US$532,035,000 (not including accrued interest)

Coupon	5.625% 30/360-day count basis

Maturity	January 7, 2041

Offering Price	106.407% (plus accrued interest totaling US$5,781,250 or US$11.562 per US$1,000 principal amount of global bonds, from July 7, 2010 to, but not including, September 21, 2010)

Yield to Maturity	5.202%

Reference Benchmark Bond	UST 3 7/8% due August 15, 2040

Benchmark Yield	3.782%

Benchmark Price	101-21

Reoffer Spread	+142 bps

Underwriting Fee	0.25%

Denominations (Min /Increment)	US$100,000/US$1,000

Interest Pay Dates	January 7 and July 7

First Interest Payment Date	January 7, 2011

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 25 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	September 14, 2010

Settlement Date	September 21, 2010 (T+5)

CUSIP / ISIN	105756BR0 / US105756BR01

Listing	Euro MTF Market Luxembourg

Bookrunners	HSBC Securities (USA) Inc. Itaú USA Securities Inc.

Co-Manager(s)	BB Securities Ltd. BNP Paribas Securities Corp.

Underwriting Commitments	HSBC Securities (USA) Inc.: US$245,000,000 Itaú USA Securities Inc.: US$245,000,000 BB Securities Ltd.: US$5,000,000 BNP Paribas Securities Corp.:US$5,000,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/205317/000119312510209667/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at HSBC Securities (USA) Inc., calling toll-free 1-866-811-8049 or at Itaú USA Securities Inc., calling 212-710-6749

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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